November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (212) 298-7069

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer
Moody's Corporation
99 Church Street
New York, New York, 10007

> **Re:** **Moody's Corporation**
> **Definitive 14A**
> **Filed March 21, 2007**
> **File No. 1-14037**

Dear Mr. McDaniel:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3729.

Sincerely,

Craig Slivka
Attorney Advisor